January 8, 2007

Mail Stop 4561

Mr. William S. Sheridan
Executive Vice President and Chief Financial Officer
Sotheby's Holdings, Inc.
1334 York Ave.
New York, NY 10021

      RE: **Sotheby's Holdings, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 16, 2006
              File No. 1-09750

Dear Mr. Sheridan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Daniel L. Gordon
                      Branch Chief